Bank of America Merrill Lynch

135 S. LaSalle Street Suite 1625
Chicago, IL 60603-4159
USA

Structured Asset Trust Unit Repackings (SATURNS)
Bank of America Debenture-Backed
Series 2001-6

Revised Date:	23-Aug-11
Payment Date:	30-Sep-03
Prior Payment:	30-Jun-03
Next Payment:	31-Dec-03
Record Date:	15-Sep-03

Administrator:

Thais Hayum 312.904.8944
thais.hayum@bankofamerica.com

Reporting Package Table of Contents

Issue Id:	SAT00106
Monthly Data File Name:	SAT00106_200309_3.ZIP

Closing Date:	16-Jul-01
First Payment Date:	30-Sep-01

Parties to The Transaction

Depositor: MS Structured Asset Corp
Underwriter: Morgan Stanley Capital Services, Inc
Rating Agency: Moody's Investors Service, Inc./Standard & Poor's, Inc.

Information is available for this issue from the following sources

Bank of America Merrill Lynch	www.etrustee.net



Structured Asset Trust Unit Repackings (SATURNS)
Bank of America Debenture-Backed
Series 2001-6

Revised Date:	23-Aug-11
Payment Date:	30-Sep-03
Prior Payment:	30-Jun-03
Next Payment:	31-Dec-03
Record Date:	15-Sep-03

WAC: 23.733061%
WAMM: 279

Grantor Trust

Class	Original Face Value (1)	Opening Balance	Principal Payment	Principal Adj. or Loss	Negative Amortization	Closing Balance	Interest Payment (2)	Interest Adjustment	Pass-Through Rate
CUSIP		Factor per $ 1000	Factor per $ 1000	Factor per $ 1000	Factor per $ 1000	Factor per $ 1000	Factor per $ 1000	Factor per $ 1000	Next Rate(3)
Unit	63,370,000.00	63,370,000.00	0.00	0.00	0.00	63,370,000.00	1,148,581.25	0.00	7.2500000000%
80409R109		1000.000000000	0.000000000	0.000000000	0.000000000	1000.000000000	18.125000000	0.000000000	Fixed
Total	63,370,000.00	63,370,000.00	0.00	0.00	0.00	63,370,000.00	1,148,581.25	0.00	

Total P&I Payment	1,148,581.25

*Notes: (1) N denotes notional balance not included in total (2) Accrued Interest Plus/Minus Interest Adjustment Minus Deferred Interest equals Interest Payment (3) Estimated. * Denotes Controlling Class*

23-Aug-2011 - 12:10 (G309) © 2003 Bank of America Corporation

Page 2 of 9

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackings (SATURNS)
Bank of America Debenture-Backed
Series 2001-6

Revised Date:	23-Aug-11
Payment Date:	30-Sep-03
Prior Payment:	30-Jun-03
Next Payment:	31-Dec-03
Record Date:	15-Sep-03

Cash Reconciliation Summary

Interest Summary

Current Scheduled Interest	1,148,581.25
Less Deferred Interest	0.00
Less PPIS Reducing Scheduled Int	0.00
Plus Gross Advance Interest	0.00
Less ASER Interest Adv Reduction	0.00
Interest Not Advanced (Current Period)	0.00
Less Modification Shortfall Amount	0.00
Less Other Adjustment	0.00
Total	1,148,581.25

Unscheduled Interest:

Prepayment Penalties	0.00
Yield Maintenance Penalties	0.00
Other Interest Proceeds	0.00
Total	0.00

Less Fee Paid To Servicer	0.00
Less Fee Strips Paid by Servicer	0.00

Less Fees & Expenses Paid By/To Servicer

Special Servicing Fees	0.00
Workout Fees	0.00
Liquidation Fees	0.00
Interest Due Serv on Advances	0.00
Recoup of Prior Advances	0.00
Misc. Fees & Expenses	0.00
	0.00
Total Unscheduled Fees & Expenses	0.00
Total Interest Due Trust	1,148,581.25

Less Fees & Expenses Paid By/To Trust

Trustee Fee	0.00
Fee Strips	0.00
Misc. Fees	0.00
Interest Reserve Withholding	0.00
Plus Interest Reserve Deposit	0.00
Total	0.00
Total Interest Due Certs	1,148,581.25

Principal Summary

Scheduled Principal:

Current Scheduled Principal	0.00
Advanced Scheduled Principal	0.00
Scheduled Principal	0.00

Unscheduled Principal:

Curtailments	0.00
Prepayments in Full	0.00
Liquidation Proceeds	0.00
Repurchase Proceeds	0.00
Other Principal Proceeds	0.00
Total Unscheduled Principal	0.00
Remittance Principal	0.00

Remittance P&I Due Trust	1,148,581.25
Remittance P&I Due Certs	1,148,581.25

Pool Balance Summary

	Balance	Count
Beginning Pool	58,075,000.00	1
Scheduled Principal	0.00	0
Unscheduled Principal	0.00	0
Deferred Interest	0.00	
Liquidations	0.00	0
Repurchases	0.00	0
Ending Pool	58,075,000.00	1

Servicing Fee Summary

Current Servicing Fees	0.00
Plus Fees Advanced for PPIS	0.00
Less Reduction for PPIS	0.00
Plus Delinquent Servicing Fees	0.00
Total Servicing Fees	0.00

PPIS Summary

Gross PPIS	0.00
Reduced by PPIE	0.00
Reduced by Shortfalls in Fees	0.00
Reduced by Other Amounts	0.00
PPIS Reducing Scheduled Interest	0.00
PPIS Reducing Servicing Fee	0.00
PPIS Due Certificate	0.00

Advance Summary (Advance Made by Servicer)

	Principal	Interest
Prior Outstanding	0.00	0.00
Plus Current Period	0.00	0.00
Less Recovered	0.00	0.00
Less Non Recovered	0.00	0.00
Ending Outstanding	0.00	0.00

Structured Asset Trust Unit Repackings (SATURNS)
Bank of America Debenture-Backed
Series 2001-6

Revised Date:	23-Aug-11
Payment Date:	30-Sep-03
Prior Payment:	30-Jun-03
Next Payment:	31-Dec-03
Record Date:	15-Sep-03

Bond Interest Reconciliation

Class	Accrual Method	Days	Pass Thru Rate	Accrued Certificate Interest	Deductions Allocable PPIS	Deferred & Accretion Interest	Interest Loss/Exp	Prior Int. Short-falls Due	Additions Int Accrual on Prior Shortfall (3)	Prepay-ment Penalties	Other Interest Proceeds (1)	Distributable Certificate Interest (2)	Interest Payment Amount	Current Period (Shortfall)/ Recovery	Remaining Outstanding Interest Shortfalls	Credit Support Original	Current(4)
Unit	30/360	90	7.2500000000%	1,148,581.25	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,148,581.25	1,148,581.25	0.00	0.00	NA	NA
				1,148,581.25	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,148,581.25	1,148,581.25	0.00	0.00		

(1) Other Interest Proceeds are additional interest amounts specifically allocated to the bond(s) and used in determining the bonds Distributable Interest.

(2) Accrued - Deductions + Additions Interest

(3) Includes interest accrued on outstanding Interest Shortfalls and/or Loss Allocations. Where applicable.

(4) Determined as follows: (A) the ending balance of all the classes less (B) the sum of (i) the ending balance of the class and (ii) the ending balance of all classes which are not subordinate to the class divided by (A).

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackings (SATURNS)
Bank of America Debenture-Backed
Series 2001-6

Revised Date:	23-Aug-11
Payment Date:	30-Sep-03
Prior Payment:	30-Jun-03
Next Payment:	31-Dec-03
Record Date:	15-Sep-03

Other Related Information

Swap Information

Swap Recipients	Swap Amount Received	Next Swap Rate
Bank of America, National Association	1,152,504.18	7.93804%
Morgan Stanley Capital Services Inc.	0.00	

Underlying Information

Name	BankAmerica Institutional Capital A 8.07% trust preferred capital securities due 2026
Cusip	06605HAA6
Balance	$58,075,000.00
Current Rate	8.070%
Next Rate	8.070%
Amount Received	$0.00
Ratings Moody/S&P/Fitch	Aa3/A-/AA-

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackings (SATURNS)
Bank of America Debenture-Backed
Series 2001-6

Revised Date:	23-Aug-11
Payment Date:	30-Sep-03
Prior Payment:	30-Jun-03
Next Payment:	31-Dec-03
Record Date:	15-Sep-03

Other Related Information

The underlying security issuer or guarantor, as applicable, is subject to the informational requirements of the Exchange Act. The underlying security issuer or guarantor, as applicable, currently files reports, proxy statements and other information with the SEC. Those periodic reports, current reports and other reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a website on the internet at http://www.sec.gov at which users can view and download copies of reports, proxy, information statements and other information filed electronically. In addition, those reports and other information may also be obtained from the underlying security issuer by making a request to the underlying security issuer.



Structured Asset Trust Unit Repackings (SATURNS)
Bank of America Debenture-Backed
Series 2001-6

Revised Date: 23-Aug-11
Payment Date: 30-Sep-03
Prior Payment: 30-Jun-03
Next Payment: 31-Dec-03
Record Date: 15-Sep-03

Realized Loss Detail

Period	Disclosure Control #	Appraisal Date	Appraisal Value	Beginning Scheduled Balance	Gross Proceeds	Gross Proceeds as a % of Sched. Balance	Aggregate Liquidation Expenses *	Net Liquidation Proceeds	Net Proceeds as a % of Sched. Balance	Realized Loss
Current Total										
Cumulative										

* Aggregate liquidation expenses also include outstanding P&I advances and unpaid servicing fees, unpaid trustee fees, etc..

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackings (SATURNS)
Bank of America Debenture-Backed
Series 2001-6

Revised Date: 23-Aug-11
Payment Date: 30-Sep-03
Prior Payment: 30-Jun-03
Next Payment: 31-Dec-03
Record Date: 15-Sep-03

Rating Information

		Original Ratings			Current Ratings/As of Date(1)				
Class	CUSIP	Fitch	Moody's	S&P	Fitch	Moody's		S&P	
Unit	80409R109	NR	Aa2	A-		Aa3	7/27/01	A-	7/17/01

NR - Designates that the class was not rated by the rating agency.

(1) Current ratings provided on this report are based on information provided by the applicable rating agency via electronic transmission. It shall be understood that this transmission will generally have been provided to US Bank within 30 days of the payment date listed on this statement. Because ratings may have changed during the 30 day window, or may not be provided by the rating agency in an electronic format and therefore not being updated on this report, US Bank recommends that investors obtain current rating information directly from the rating agency.

Structured Asset Trust Unit Repackings (SATURNS)
Bank of America Debenture-Backed
Series 2001-6

Revised Date:	23-Aug-11
Payment Date:	30-Sep-03
Prior Payment:	30-Jun-03
Next Payment:	31-Dec-03
Record Date:	15-Sep-03

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